

FIRST QUANTUM
MINERALS LTD.

03 JUN 18 AM 7:21

June 6, 2003



03022867

SECURITIES AND EXCHANGE COMMISSION
Mail Stop 3-9
450-5th Street N.W.
Washington, D.C.
USA 20549

SUPPL

Attention: International Corporate Finance

Dear Sirs/Mesdames:

Re: First Quantum Minerals Ltd. (the "Company") - 12g-82-4461

We enclose the following information to bring our filings up-to-date:

1. Interim Financial Statements for the three month period ended March 31, 2003 along with the Company's Management's Discussion and Analysis.

2. News releases from May 15, 2003 to May 22, 2003, 03-06 to 03-08.

3. BC Form 45-902F, Report of Exempt Distribution dated June 5, 2003.

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Thank you for your attention to this matter.

FIRST QUANTUM MINERALS LTD.

Per: Christine Thomson

Christine Thomson
Corporate Administrator

HEAD OFFICE:
Suite 450-800 West Pender Street,
Vancouver, British Columbia, Canada V6C 2V6
Telephone: 604 688 6577 Facsimile: 604 688 3818
Toll Free: 1 888 688 6577

Website: www.first-quantum.com
E-mail: info@first-quantum.com

U.K. OFFICE:
1st Floor, Mill House, Mill Bay Lane
Horsham, W. Sussex, RH121SS, UK
Telephone: 44 (0) 1403 273484
Facsimile: 44 (0) 1403 273494

E-mail: clive.newall@first-quantum.com

AUSTRALIAN OFFICE:
MAILING ADDRESS: P.O. Box 1407
West Perth, Western Australia 6872

STREET ADDRESS: Level 1, 24 Outram Street
West Perth, Western Australia 6005
Telephone: (618) 9226-5777 Facsimile: (618) 9226-2522



FIRST QUANTUM
MINERALS LTD.

03 JUN 13 ...

NEWS RELEASE

03-05

March 20, 2003

www.first-quantum.com

First Quantum Signs Term Sheet for US$15 Million at CDN$5.60 Per Share With AIG African Infrastructure Fund LLC

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") is pleased to announce the execution of a Term Sheet with the AIG African Infrastructure Fund LLC ("AAIF"), a leading private equity fund investing in high growth companies in Africa. AAIF has agreed, subject to completion of due diligence, documentation, Investment Committee and Board approval, to subscribe for 4 million common shares of First Quantum at an expected price of CDN$5.60 per share to raise approximately US$15 million. In addition, AAIF will provide a Standby Facility of US$10 million that the Company will have the right to draw for a period of 2 years from the closing date of the transaction. AAIF have the option of converting sums drawn pursuant to the Standby Facility into common shares in the Company or to contribute the funding as 4 year term subordinated debt. The Fund shall also be provided with the option to purchase up to US$10 million, minus any portion of the Standby Facility drawn down as equity, of shares of the Company at a price of CDN$ 8.00 per share. The proceeds of this private placement are available as working capital while the Standby Facility is to support the Company's Kansanshi Copper/Gold Project in Zambia. The Company anticipates the closing of the transaction to be within 45 days, subject to regulatory approval.

Philip Pascall, First Quantum's Chairman and CEO commented: "The support of this very prestigious fund is a major vote of confidence for First Quantum and its operations in Zambia and the Democratic Republic of Congo."

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995*. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.



FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

03-06
May 15, 2003
www.first-quantum.com

FIRST QUANTUM MINERALS COMPLETES US $6 MILLION EQUIPMENT FACILITY WITH AFRICA MERCHANT BANK - BANQUE BELGOLAISE SA FOR THE LONSHI COPPER MINE

(All figures expressed in US dollars)

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce the finalization and execution of a $6 million secured lease debt facility with Africa Merchant Bank, the merchant banking division of Banque Belgolaise SA, for its wholly owned subsidiary International Quantum Resources Limited, the owner of 100% of the issued capital of La Compagnie Miniere de Skania sptl ("COMISA"). The facility will be used to purchase mining equipment for COMISA's operations at the Lonshi copper mine located in the Democratic Republic of Congo. First disbursement of the facility was made on May 15, 2003. The facility has a three year term, repayable in ten equal quarterly installments of principal and interest commencing nine months after first drawdown. The lease facility has an interest rate of LIBOR plus 3% per annum.

"We are very pleased to have the Banque Belgolaise Group as a lender to our Lonshi operations. We expect to achieve significant savings on our mining costs at Lonshi through the implementation of owner mining. This facility is only a first step in our relationship with the Banque Belgolaise who have expressed a strong interest in participating in the funding package currently being finalized for the development of our Kansanshi project in Zambia " commented Philip Pascall, Chairman, First Quantum Minerals Ltd.

About Africa Merchant Bank and Banque Belgolaise SA

Banque Belgolaise SA, is a European bank with long-standing roots in Africa. In 1909, the Banque du Congo Belge was founded. It was mainly active in central Africa. In 1911, it became the Belgium Congo's official issuing bank, an honor it held for more than 40 years. Since 1965, the Bank has been known as Belgolaise and has developed a banking network across 15 African countries and, in 1997 created Africa Merchant Bank in order to provide its customers with a full range of merchant banking services. In the summer of 2000, Belgolaise became a wholly-owned subsidiary of Fortis Bank (part of the Fortis Group). With offices in Brussels, Paris and London, Belgolaise develops business links in around thirty countries in sub-Saharan Africa.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

G. Clive Newall
President

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995*. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.



FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

03-07
May 20, 2003
www.first-quantum.com

BHP BILLITON EXERCISES RIGHT TO EARN AN INTEREST IN FIRST QUANTUM'S MWINILUNGA PROJECT IN ZAMBIA

(All figures expressed in US dollars)

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to report that BHP Billiton Ltd. has exercised its right under the Mwinilunga Joint Venture Agreement to earn a direct 51% participating interest in up to three separate project areas ("Project Areas"), each up to a maximum of 500 square kilometres in extent and contained within the Mwinilunga and Luamata Prospecting Licenses (8,630 square kilometers). BHP Billiton may earn their interest by completing a total of $2.4 million in exploration expenditures over a four year period. BHP Billiton can increase its interest to 70% by arranging financing (to be recovered from First Quantum's share of cash flow) of First Quantum's share of all additional expenditures necessary to bring any economic deposit found in the Project Areas to the commencement of commercial production.

Under the terms of the Joint Venture Agreement, BHP Billiton completed a $670,000 private placement (May 4, 2001) in First Quantum and a total of $625,000 from the proceeds of this private placement were used for exploration at Mwinilunga and Luamata. This expenditure was completed earlier this year with funds spent on data compilation, soil sampling and reconnaissance drilling. The objective of the exploration program is to locate large "world class" Copperbelt style copper deposits in an area largely covered by Kalahari sands. The deposits sought are typically sheet-like, frequently associated with major folds with strike and down dip dimensions being kilometric in scale.

Target areas were selected on the basis of favorable geology and structure as defined by mapping, airborne geophysics, and stream sediment geochemistry. Conventional soil sampling was utilized in areas of shallow cover, while "base of cover" sampling using Rotary Air Blast (RAB) and aircore drilling was employed in the more thickly covered areas. Results have been very encouraging with a several areas of anomalous copper geochemistry identified to date.

Details for one of the anomalies, the Musangila prospect, were announced in an October 7th 2002 press release. Musangila comprises an 8 kilometer long, plus 100 parts per million (ppm) copper soil anomaly, interpreted to lie on the limb of a major fold structure. Initial RAB drilling, has intersected strongly anomalous copper (peak 1.32% copper), and cobalt (peak 2.01% cobalt) values towards the base of Kalahari cover.

A second prospect, Kakoma 2, is a Kalahari covered target defined by limited RAB drilling. One aircore hole drilled into the limb of a tight, refolded synform returned highly anomalous copper values reaching 883 ppm from ferruginous siltstones containing gossanous streaks and lenses after sulphide. Weathered limonitic, calcareous quartzite intersected in a second hole drilled into the fold closure returned values up to 400 ppm copper. Magnetic data indicates the fold structure has a strike potential of at least 8 kilometres, much of which lies outside the drilled area.

First Quantum and BHP Billiton have agreed to a first year budget of $1,045,000 with $525,000 to be spent on follow up drill testing of geochemical targets and $520,000 to deploy BHP Billitons' proprietary FALCON™ airborne gravity system over the Mwinilunga license area. First Quantum and BHP Billiton anticipate that the use of this "state of the art" geophysical system at Mwinilunga will result in the improved definition of already identified target areas and in the location of additional targets for follow up drilling in the second year of the option. First Quantum will manage the exploration program at Mwinilunga.

Alan Stephens, Vice President Exploration, First Quantum commented, " We are delighted that BHP Billiton has elected to continue with an aggressive exploration program at Mwinilunga, under First Quantum management. The combination of drill testing of existing anomalies and the application of BHP Billiton's proprietary FALCON™ technology to this highly prospective area should result in an exciting exploration program over the next 12 to 24 months."

Alan J. Stephens, BSc(Hons), ARSM, Vice President, Exploration of First Quantum Minerals Limited, a geologist with more than 27 years experience in the mining industry, is responsible for the design and conduct of the work performed. Clive Newall, BSc(Hons), ARSM, MIMMM, President of First Quantum Minerals is the Qualified Person under NI 43-101.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

G. Clive Newall
President

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995*. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.



FIRST QUANTUM
MINERALS LTD.

03 JUN 13 7:21

NEWS RELEASE

03-08

May 22, 2003

www.first-quantum.com

FIRST QUANTUM REPORTS OPERATIONAL AND FINANCIAL RESULTS FOR FIRST QUARTER, 2003

(All figures expressed in US dollars)

First Quantum Minerals Ltd. (TSE Symbol "FM", LSE Symbol "FQM") is pleased to announce its results for the three months ended March 31, 2003. The complete financial statements are available for review at www.first-quantum.com.

First Quarter Highlights

- Bwana Mkubwa production of 4,359 tonnes (9.6 million pounds) copper and 23,432 tonnes surplus acid, with cash cost of $0.44 per pound of copper, net of acid credits.
- The combined Bwana Mkubwa / Lonshi operation contributed a gross margin of $2.2 million.
- Net earnings for the period were $7,459 or $0.00 per share and cash outflow from operations after working capital movements for the period was $0.4 million or $0.01 per share.
- Project financing for the Kansanshi copper-gold project is expected to close by June 2003.
- Execution of a private placement term sheet with the AIG African Infrastructure Fund LLC ("AAIF") to issue 4 million shares at a price of C$5.60 per share. In addition, AAIF will provide a Standby Facility of US$10 million for the Kansanshi project for a period of 2 years from the closing date of the transaction.
- After the end of the period, BHP Billiton Ltd. exercised its right to earn a participating interest in the Mwinilunga and Luamata Prospecting Licenses. BHP Billiton will earn its 51% interest by advancing a total of $2.4 million for exploration expenditures over a four year period.

Financial Results (see attached financial statements)

The comparison between the two quarters presented is complicated by the change in fiscal year end that occurred in 2002. The first quarter for 2003 is for the three months ended March 31, 2003 while the comparative quarter for 2002 is for the three months ended February 28, 2002. Both of these three month quarters fall within the wet season in central Africa so the impact of seasonal factors should be minimal.

Comparison between the quarters is further complicated by the Company's investment in Carlisa being included in the first quarter 2002, when Carlisa's results were proportionately consolidated. To understand the impact of the company diluting its interest in Carlisa and moving to the cost method of accounting for this investment, reference should be made to both the 2002 annual report and the unaudited financial statements for the current period.

For the first quarter 2003 revenues, including interest income, were $10.3 million (2001: $28.1 million). The decrease principally reflects the changed treatment of the Company's interest in Carlisa. Revenues from the combined Bwana Mkubwa and Comisa operation increased by 62% in the first quarter 2003 to $10.2 million (2002: $6.3 million) as a result of commissioning the Bwana plant expansion. The combined operation contributed gross profit for the period of $2.2 million (2002: $2.5 million), reflecting increased start-up costs as the result of the commissioning of the expanded SX/EW facility during an abnormally wet rainy season. Net earnings for the first quarter of 2003 were $7,459 (2002 – loss of $4.5 million) or $0.00 per share (2002 – loss of $0.10 per share).

Cash outflow from operating activities in the first quarter of 2003 was $0.4 million ($0.01 per share) compared to cash outflow in the first quarter 2002 of $3.4 million ($0.08 per share). The recent cash outflow was principally caused by a decrease of $1.2 million in accounts payable and accruals.

The average copper price after realization charges at Bwana Mkubwa in the first quarter 2003 was $0.70 per pound (2002: $0.65 per pound).

Bwana Mkubwa SX/EW Facility, Zambia (100%)

During the first quarter 2003 Bwana Mkubwa produced 4,359 tonnes of copper (2002: 2,080 tonnes) and 34,385 tonnes of sulphuric acid (2002: 35,289 tonnes), of which 23,432 tonnes of sulphuric acid (2002: 21,502 tonnes) were sold externally. During the period, 110,875 tonnes of Lonshi ore grading 4.6 percent copper (2002: 431,840 tonnes grading 0.66% copper) were processed at the Bwana Mkubwa. The increase in copper production was the result of higher grade throughput of Lonshi ore in the newly commissioned SX/EW facility at Bwana Mkubwa. The Bwana Mkubwa plant now utilizes Lonshi ore as the exclusive feedstock for operations and copper production is designed to triple from 10,000 tonnes to approximately 30,000 tonnes per year. Copper production doubled during the commissioning phase though above average rainfall during the period created handling problems which hindered further production gains.

At Bwana Mkubwa, costs of sales for the first quarter of 2003 were $8.0 million (2002: $3.8 million). The higher cash costs were mainly associated with mining, transporting and comminution of Lonshi ore. Cash costs (C1) were $0.44 (2002: $0.11) and total costs (C3) were $0.69 (2002: $0.36) per pound of copper for the period. Cash costs are expected to decline for the remainder of the year, as production expands. C1 costs are cash costs including mining, processing, site administration and refining, net of by product credits, and C3 costs are total costs being C1 costs plus depreciation and amortization charges, royalties, related head office, interest costs and financing charges.

Lonshi Copper Mine, Democratic Republic of Congo (100%)

During the first quarter 2003, as per the mine plan to minimize mining activity during the wet season, there was no ore mined and approximately 230,000 tonnes of waste were mined from the Lonshi Mine.

After the end of the quarter, the Company closed a $6 million secured lease debt facility with Banque Belgolaise SA. The facility will be used to purchase equipment for COMISA's operations at Lonshi. Significant savings in mining costs at Lonshi are expected through the implementation of owner mining.

Kansanshi Copper-Gold Deposit (80%)

In December 2002 the Company completed a Definitive Feasibility Study ("DFS") for Phase One development of the Kansanshi copper-gold project. The study was carried out by GRD Minproc Limited of Perth, Western Australia. The following comments are based on results contained within the DFS.

It is proposed that the Kansanshi project will be developed in two phases of which only Phase One is considered in detail in the DFS. During the sixteen year Phase One mine life, it is expected that Kansanshi will produce 1.6 million tonnes of copper, approximately 44% as copper cathode and 56% as copper in concentrate. It is expected that owner mining cash costs will average $0.38 per pound of copper over the sixteen year life of Phase One

Pre-production capital costs have been estimated at $163.4 million, consisting of $122.5 million in process plant and infrastructure, $23.6 million in mining equipment, $6.5 million in mine services, $5.7 million in pre-production mining and $5.1 million in owner's costs. These costs exclude $20 million for a power line.

Standard Bank Group and WestLB AG are "Co-Lead Arrangers and Underwriters" for a limited recourse Export Credit and Commercial debt loan facility of a minimum of US $120 million (Loan Facility). It is intended that the loan facility be structured 50% as a commercial debt facility and 50% as an export credit facility through the Export Credit Insurance Corporation of South Africa. First Quantum is also in final discussions with the European Investment Bank (EIB), the financing institution of the European Union, who has expressed an interest in participating in financing of the Kansanshi project. The EIB has proposed that its participation in Kansanshi would be project financing in the form of subordinate debt. Furthermore, First Quantum has received expressions of interest from a number of development banks, national development banks, specialized equity funds and metal off takers who may be willing to provide funding, subordinated to the Loan Facility for the development of the Kansanshi project. The project financing is expected to close by June 2003.

Exploration

A wide-ranging grassroots exploration program for new major copper deposits is underway on wholly owned properties in Zambia and the Democratic Republic of the Congo (DRC), and in joint venture with BHP Billiton in Zambia.

After the end of the quarter, BHP Billiton Ltd. ("BHP Billiton") exercised its right under the Mwinilunga Joint Venture Agreement to earn a direct 51% participating interest in up to three separate project areas, each up to a maximum of 500 square kilometres in extent and contained within the Mwinilunga and Luamata Prospecting Licenses (8,630 square kilometers). BHP Billiton may earn its interest by advancing a total of $2.4 million for exploration expenditures over a four year period. BHP Biliiton can increase its interest to 70% by arranging financing (to be recovered from First Quantum's share of cash flow) of First Quantum's share of all additional expenditures necessary to bring any economic deposit found in the Project Areas to the commencement of commercial production.

First Quantum and BHP Billiton have agreed to a first year budget of $1,045,000 with $525,000 to be spent on follow up drill testing of geochemical targets and $520,000 to deploy BHP Billiton's proprietary FALCON™ airborne gravity system over the Mwinilunga license area. First Quantum and BHP Billiton anticipate that the use of this "state of the art" geophysical system at Mwinilunga will result in the improved definition of already identified target areas and in the location of additional targets for follow up drilling in the second year of the option. First Quantum will manage the exploration program at Mwinilunga.

Outlook

April's cathode copper production at Bwana Mkubwa was 2,008 tonnes. By June 2003 full operating capacity of 2,500 tonnes of cathode copper per month is expected at Bwana Mkubwa. The Company is projecting 28,700 tonnes of cathode copper production for 2003.

Final arrangements are being made to complete a financing package for the Kansanshi Project by the end of the second quarter. The Company has received support from our lending syndicate (Standard Bank Group and WestLB AG) as well as the European Investment Bank, Banque Belgolaise SA and a number of other European banks. The Company recently announced a term sheet with the AIG African Infrastructure Fund LLC for a private placement of 4 million shares at C$5.60 per share and a further $10 million standby debt facility. Based on the positive results of the DFS, the Company has conditionally decided to proceed with the development of the Kansanshi Project, subject to reaching agreement with the Government of Zambia ("GRZ") on certain matters relating to the development framework of the Kansanshi Project, obtaining all necessary approvals from the GRZ, and completion of financing arrangements, all of which the Company expects to complete by the end of the second quarter of 2003.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
Suite 450-800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995*. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission. The preceding discussion and analysis and financial review should be read in conjunction with management's discussion of critical accounting policies, risk factors and comments regarding forward looking statements contained in the audited consolidated financial statements for the period ended December 31, 2002. The following discussion and analysis of the Company's results of operations should also be read in conjunction with the unaudited consolidated financial statements and related notes.

PRODUCTION SUMMARY

For The Three Months Ended March 31, 2003

(All figures in United States dollars)

Bwana Mkubwa Mine, Zambia (100%)	2003 First Quarter (Jan-Mar)	2002 First Quarter (Dec-Feb)
Fininshed Copper Production (tonnes)	4,359	2,080
Sulphuric Acid Sold (tonnes)	23,432	21,502
C3 (Total) Cost Copper (US$/lb)	0.69	0.36
C1 (Cash) Cost Copper (US$/lb)	0.44	0.11

OPERATION STATISTICS By QUARTER – 2003

(All figures in United States dollars)

Bwana Mkubwa Mine, Zambia
Copper & Acid Production

	First Quarter (Jan-Mar)
Lonshi Ore Processed - (tonnes)	110,875
Lonshi Copper Grade – (%)	4.6%
Lonshi Contained Copper - (tonnes)	5,053
Average Recovery – (%)	86%
Finished Copper Production (tonnes)	4,359
C3 (Total) Cost Copper ($/lb)	0.69
C1 (Cash) Cost Copper ($/lb)	0.44
Sulphuric Acid Produced (tonnes)	34,385
Sulphuric Acid Sold (tonnes)	23,432

Notes:

C1 – costs are cash operating costs, including mining, processing, site administration and refining; net of by product credits.

C3 – costs are total production costs, including mining, processing, site administration and refining; depreciation and amortization charges; royalties, related head office, interest costs and finance charges; net of by product credits.

Consolidated Balance Sheets
(expressed in thousands of US dollars)

	March 31, 2003 $000's (Unaudited)	December 31, 2002 $000's (Audited)
Assets		
Current assets		
Cash and cash equivalents	3,849	8,180
Accounts receivable and prepaid expenses	3,634	3,217
Inventory	12,222	11,864
	19,705	23,261
Deferred financing fees	53	135
Deferred stripping costs (note 2)	597	–
Investments (note 4)	12,267	12,278
Deferred exploration and acquisition costs	1,056	994
Property, plant and equipment (note 5)	63,293	61,156
	96,971	97,824
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	10,656	11,828
Current portion of long-term debt (note 6)	8,044	6,020
	18,700	17,848
Long-term debt	17,708	20,139
Future income tax liability (note 7)	3,555	3,373
Environmental and closure provisions	1,062	747
	41,025	42,107
Non-controlling interest	2,190	2,190
	43,215	44,297
Shareholder's Equity		
Equity Accounts (note 8)	88,383	88,161
Deficit	(34,627)	(34,634)
	53,756	53,527
	96,971	97,824

Approved by the Board of Directors

"Martin R. Rowley" Director "G. Clive Newall" Director

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Earnings and Deficit

(expressed in thousands of US dollars)

	Three months ended	
	March 31, 2003 $	February 28, 2002 $
Revenues		
Owned Operations		
Copper	6,851	2,983
Acid	3,328	3,160
Other	86	28
Carlisa Related Revenues (note 3)	–	21,949
	10,265	28,120
Costs and expenses		
Cost of sales	8,061	28,296
Depletion and amortization	998	1,674
Exploration	108	77
Foreign exchange loss (gain)	(140)	(36)
General and administrative	530	537
Interest and financing fees on long-term debt	586	1,109
	10,143	31,657
Earnings (loss) before income taxes, non-controlling interest and equity losses	122	(3,537)
Tax expense (note 7)	104	1,164
Non-controlling interest	–	(218)
Equity loss (earnings)	11	(7)
Net earnings (loss) for the period	7	(4,476)
Deficit - Beginning of period	(34,634)	(30,843)
Deficit - End of period	(34,627)	(35,319)
Earnings (loss) per common share		
Basic and Diluted - $ per share (note 8)	$0.00	($0.10)
Weighted average number of shares outstanding	43,560,841	43,095,905

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

Consolidated Statements of Cash Flows
(expressed in thousands of US dollars)

	Three months ended March 31, 2003	February 28, 2002
Cash flows from operating activities		
Net earnings (loss) for the period	7	(4,476)
Items not affecting cash		
Depletion and amortization	998	1,674
Amortization of financing fees	82	37
Environmental and closure provisions	315	–
Equity loss (earnings)	11	(7)
Net recognition of deferred revenue	–	(750)
Accrued interest on ZCCM facility	–	406
Non-controlling interest	–	(293)
Future income tax expense	182	1,164
Gain on equity dilution	–	(1,834)
	1,595	(4,079)
Change in non-cash operating working capital		
Decrease (increase) in accounts receivable and prepaids	(417)	(3,341)
Decrease (increase) in inventory	(358)	1,253
Increase (decrease) in accounts payable and accrued liabilities	(1,172)	2,809
	(352)	(3,358)
Cash flows from financing activities		
Proceeds from long-term debt	9,865	1,500
Repayments of principal on long-term debt	(10,272)	(3,020)
Proceeds from issue of common shares and warrants	222	73
	(185)	(1,447)
Cash flows from investing activities		
Net payments to acquire capital assets and investments	(3,134)	(6,293)
Proceeds on equity dilution	–	10,045
Payments for deferred exploration and stripping costs	(660)	(14)
	(3,794)	3,738
(Decrease) Increase in cash and cash equivalents	(4,331)	(1,067)
Cash and cash equivalents - Beginning of period	8,180	9,836
Cash and cash equivalents - End of period	3,849	8,769

The notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

03 JUL ... 7:21

First Quantum Minerals Ltd.
Consolidated Financial Statements
First Quarter – March 31, 2003

(Unaudited)

(expressed in thousands of U.S. dollars, except where indicated)



First Quantum Minerals Ltd.

Consolidated Balance Sheets

As at March 31, 2003 and December 31, 2002

(expressed in thousands of U.S. dollars, except where indicated)

	March 31, 2003 $000's (Unaudited)	December 31, 2002 $000's (Audited)
Assets		
Current assets		
Cash and cash equivalents	3,849	8,180
Accounts receivable and prepaid expenses	3,634	3,217
Inventory	12,222	11,864
	19,705	23,261
Deferred financing fees	53	135
Deferred stripping costs (note 2)	597	–
Investments (note 4)	12,267	12,278
Deferred exploration and acquisition costs	1,056	994
Property, plant and equipment (note 5)	63,293	61,156
	96,971	97,824
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	10,656	11,828
Current portion of long-term debt (note 6)	8,044	6,020
	18,700	17,848
Long-term debt	17,708	20,139
Future income tax liability (note 7)	3,555	3,373
Environmental and closure provisions	1,062	747
	41,025	42,107
Non-controlling interest	2,190	2,190
	43,215	44,297
Shareholder's Equity		
Equity Accounts (note 8)	88,383	88,161
Deficit	(34,627)	(34,634)
	53,756	53,527
	96,971	97,824

Approved by the Board of Directors

"Martin R. Rowley" Director   "G. Clive Newall" Director

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Earnings and Deficit

For the three months ended March 31, 2003 and February 28, 2002

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended	
	March 31, 2003 $	**February 28, 2002 $**
Revenues		
Owned Operations		
Copper	6,851	2,983
Acid	3,328	3,160
Other	86	28
Carlisa Related Revenues (note 3)	–	21,949
	10,265	28,120
Costs and expenses		
Cost of sales	8,061	28,296
Depletion and amortization	998	1,674
Exploration	108	77
Foreign exchange loss (gain)	(140)	(36)
General and administrative	530	537
Interest and financing fees on long-term debt	586	1,109
	10,143	31,657
Earnings (loss) before income taxes, non-controlling interest and equity losses	122	(3,537)
Tax expense (note 7)	104	1,164
Non-controlling interest	–	(218)
Equity loss (earnings)	11	(7)
Net earnings (loss) for the period	7	(4,476)
Deficit - Beginning of period	(34,634)	(30,843)
Deficit - End of period	(34,627)	(35,319)
Earnings (loss) per common share		
Basic and Diluted - $ per share (note 8)	$0.00	($0.10)
Weighted average number of shares outstanding	43,560,841	43,095,905

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Cash Flows

For the three months ended March 31, 2003 and February 28, 2002

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Three months ended	
	March 31, 2003	February 28, 2002
Cash flows from operating activities		
Net earnings (loss) for the period	7	(4,476)
Items not affecting cash		
Depletion and amortization	998	1,674
Amortization of financing fees	82	37
Environmental and closure provisions	315	–
Equity loss (earnings)	11	(7)
Net recognition of deferred revenue	–	(750)
Accrued interest on ZCCM facility	–	406
Non-controlling interest	–	(293)
Future income tax expense	182	1,164
Gain on equity dilution	–	(1,834)
	1,595	(4,079)
Change in non-cash operating working capital		
Decrease (increase) in accounts receivable and prepaids	(417)	(3,341)
Decrease (increase) in inventory	(358)	1,253
Increase (decrease) in accounts payable and accrued liabilities	(1,172)	2,809
	(352)	(3,358)
Cash flows from financing activities		
Proceeds from long-term debt	9,865	1,500
Repayments of principal on long-term debt	(10,272)	(3,020)
Proceeds from issue of common shares and warrants	222	73
	(185)	(1,447)
Cash flows from investing activities		
Net payments to acquire capital assets and investments	(3,134)	(6,293)
Proceeds on equity dilution	–	10,045
Payments for deferred exploration and stripping costs	(660)	(14)
	(3,794)	3,738
(Decrease) Increase in cash and cash equivalents	(4,331)	(1,067)
Cash and cash equivalents - Beginning of period	8,180	9,836
Cash and cash equivalents - End of period	3,849	8,769

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the three months ended March 31, 2003 and February 28, 2002

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

1. Basis of Presentation

These interim consolidated financial statements do not contain all the information that is required of annual financial statements and they should be read in conjunction with the most recent annual financial statements of First Quantum Minerals ("FQM" or the "Company").

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company except where indicated in note 2 of these interim consolidated financial statements.

2. Changes in Accounting Method

Deferred Stripping Costs

Effective from January 1, 2003 the Company has changed its account method in respect of the treatment of deferred stripping costs. Previously, the company had capitalized these costs as part of inventory and accordingly these costs were expensed as the ore was processed. This method of accounting did not consider the diverse grades and waste-to-ore ratios that will occur over the life of the mine, which would lead to greater volatility in the Company's period-to-period results of operations.

The deferred stripping accounting method is generally accepted in the mining industry where mining operations have diverse grades and waste-to-ore ratios; however industry practice does vary. The deferred stripping method matches the costs of production with the sale of such production, by assigning each tonne of ore with an equivalent amount of waste removal cost. Deferred stripping costs are charged to the cost of sales as the ore is removed using the units of production method based on the estimated tonnes of proven and probable copper reserves, using a stripping ratio calculated as the ratio of total tonnes of waste to be removed over the proven and probable reserves over the life of the mine.

The amount changed to cost of sales is therefore subject to management's ability to accurately estimate the stripping ratio over the life of the mine.

3. Dilution of Interest in Carlisa

From April 1, 2000, the Company had a 49% joint venture interest in Carlisa Investment Corp. (Carlisa), which owns 90% of Mopani Copper Mines PLC (Mopani). Commencing in December 2001, the Company elected to dilute its interest down to an eventual 18.79%. Effective from March 1, 2002, the company no longer proportionally consolidates its investment in Carlisa.

The Company has provided a complete reconciliation of its investment in Carlisa from inception in its December 31, 2002 annual financial statements and reference should be made to these financial statements when trying to assess the impact of dilution on the Company.

As result of proportionately consolidating up to February 28, 2002 the following balances were incorporated into the company's consolidated statement of earnings and deficit for the three months ended February 28, 2002:

	Three Months Ended	
	March 31, 2003 $	February 28, 2002 $
Income	–	21,426
Cost of sales	–	(24,461)
Gross profit	–	**(3,035)**
Other expenses	–	(1,416)
Non-controlling interest	–	218
Proportionately consolidated losses	–	**(4,233)**

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the three months ended March 31, 2003 and February 28, 2002

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

4. Investments

	March 31, 2003 $	December 31, 2002 $
Carlisa Investment Corp. (a)	9,522	9,522
Anvil Mining NL (b) - Shares	2,412	2,423
- Convertible note	333	333
	12,267	12,278

a) The Company has an 18.8% interest (note 3) in Carlisa that holds a 90% interest in Mopani.

b) The Company has a 17.5% (December 31, 2002: 18.6%) interest in Anvil Mining NL, a public company quoted on the Australian and Berlin Exchanges, which has an operating mine in the Democratic Republic of Congo (DRC).

5. Property, Plant and Equipment

			March 31, 2003
	Cost $	Accumulated amortisation $	Net $
Land and Buildings	7,246	1,978	5,268
Mineral Property	30,610	16,186	14,424
Plant and Equipment	63,051	25,631	37,420
Work-in-progress	6,181	–	6,181
	107,088	43,795	63,293

			December 31, 2002
	Cost $	Accumulated amortisation $	Net $
Land and Buildings	5,466	1,846	3,620
Mineral Property	30,455	16,140	14,315
Plant and Equipment	63,142	24,922	38,220
Work-in-progress	5,001	–	5,001
	104,064	42,908	61,156

6. Long-term Debt

	March 31, 2003 $	December 31, 2002 $
Standard Chartered Bank (a)	15,114	16,492
Standard Chartered Bank revolving facility (b)	–	4,000
KBC Loan (c)	–	4,500
EIB Facility (d)	9,865	–
Other	773	1,167
Total long-term debt	**25,752**	**26,159**
Less: Current portion	8,044	6,020
	17,708	20,139

(expressed in thousands of U.S. dollars, except where indicated)

6. Long-term Debt (continued)

a) Standard Chartered Bank

On May 23, 2002, Bwana Mkubwa Mining Limited (Bwana), entered into a long-term debt facility with Standard Chartered Bank. This facility provided funding for the plant expansion at Bwana.

The facility comprises two elements: a term loan facility up to a maximum of $15,000 and a Zambian Kwacha denominated facility of ZMK12,500,000,000 (equivalent to approximately $3,000 on drawdown) bearing interest at the base rate for Kwacha in Zambia.

These loans are repayable in monthly instalments of the combined equivalent of approximately $500 beginning November 30, 2002. The company has pledged as security the assets and undertakings of Bwana subject to the pre-existing security provided to KBC

b) Standard Chartered Bank Revolving Facility

On October 24, 2002, the Company entered into a revolving facility with Standard Chartered Bank. The facility was used to satisfy additional costs at Bwana and for general corporate purposes. The Company had provided a guarantee of this amount in favour of Standard Chartered Bank.

The facility bore interest at LIBOR plus 2.5% and was repaid in March 2003.

c) KBC loan

In July 2001, KBC Bank N.V., Global Trade Finance Group (KBC) provided a $14,250 term debt facility to the company's wholly owned subsidiary Bwana. The KBC facility was repayable in 19 monthly instalments commencing in July 2001. This facility was secured by the assets and undertakings of Bwana. In January 2002, this facility was increased by $3,750 and was repayable, in monthly instalments, by June 2003. This loan was repaid in March 2003.

d) European Investment Bank (EIB) facility

In 2002, Bwana entered into a finance contract with EIB for 14,000,000 Euros (approximately $14,650) for additional project finance on the expansion of Bwana. This facility bears interest at between 3% and 12.5% depending upon the price of copper and is repayable in six equal annual instalments commencing July 2003. As at March 31, 2003 approximately $5,038 remained undrawn and available to the company.

7. Future Income Taxes

	March 31, 2003 $	December 31, 2002 $
Opening Balances	3,373	5,064
Future Income tax expense	182	(1,691)
Tax payments	-	-
Closing Balance	3,555	3,373

The company has non-capital loss carry-forwards that are available for offset against future earnings. To date, the loss carry-forwards have been utilized so that no cash payments have have been made for income tax purposes. The tax expense in the statement of earnings and deficit has been accrued as a result of operating profits at Bwana.

(expressed in thousands of U.S. dollars, except where indicated)

8. Equity Accounts

	March 31, 2003	December 31, 2002
Represented by:	$	$
Common shares	74,324	74,102
Special Warrants	10,664	10,664
Warrants	1,627	1,627
Contributed surplus	1,768	1,768
	88,383	88,161

Number of shares issued and outstanding	43,627,624	43,506,634
Weighted Average Number of Shares	43,560,841	43,362,680

9. Segmented Information

The Company's reportable operating segments are strategic business units that produce different but related products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

Due to the integrated nature of the operations at Bwana and Compagnie Miniera De Sakania (Comisa) the Company includes a segment which combine's, the operations of Bwana and Comisa. The Company's operating segments are set out below:

Bwana and Comisa Operations (BCO)

The Bwana Plant and the Comisa Mine are distinct legal entities and operations but from a management perspective are viewed as an integrated operation with Bwana Plant processing the ore mined by Comisa. The Bwana Plant in Zambia produces grade A copper cathodes from Comisa's Lonshi open pit mine in the DRC (In 2002, copper was also produced from ore in tailings dumps) plus the Bwana Plant manufactures sulphuric acid for use in the copper process and for sale to third parties. All copper sales are sold to Republic House AG under a long-term agreement.

Kansanshi Copper Project (KCP)

Kansanshi is located in the Northwest Province of Zambia, approximately 15 kilometres north of Solwezi. The Company currently anticipates that initial construction including civil engineering and some earthworks could commence in 2003, with commercial production scheduled in 2004.

Carlisa (CAR)

From 1 April 2000 to 28 February, 2002 the Company proportionately consolidated its investment in Carlisa. From 1 March, 2002 the Company now cost accounts for this investment (note 3) and therefore does not consolidate any of the results of the Carlisa controlled operations at Mopani.

Carlisa holds a 90% interest in Mopani Copper Mines which comprises the Mufulira Division and Nkana Division both in Zambia. The Mufulira Division mines, processes, smelts and refines grade A copper cathode directly and on a toll basis. The Nkana Division mines, processes copper and cobalt ores, directly and on a toll basis and directly refines the cobalt ores into finished cobalt products.

Corporate Development and Administration (CDA)

The corporate development and administration segment is responsible for the evaluation and acquiring new mineral properties, regulatory reporting, corporate administration, and portions of the Company's financing. It also holds the investment in Anvil Mining NL and Connemara Gold Mine in Zimbabwe which is currently on a care and maintenance basis and was written down in November 2001.

(expressed in thousands of U.S. dollars, except where indicated)

For the three months ended **March 31, 2003**, segmented information is presented as follows:

	BCO	KCP	CAR	CDA	Total
	$	$	$	$	$
External Revenues	10,179	-	-	-	10,179
Interest and other income	11	-	-	75	86
Total Revenue	**10,190**	-	-	**75**	**10,265**
Cost of Sales	8,016	-	-	45	8,061
Segment gross profit	**2,174**	-	-	**30**	**2,204**
Other Expenses					
Depletion and amortization	973	-	-	25	998
Exploration	-	-	-	108	108
Foreign exchange loss (gain)	53	-	-	(193)	(140)
General and administrative	-	-	-	530	530
Interest and financing fees	575	-	-	11	586
Total Other Expenses	**1,601**	-	-	**481**	**2,082**
Segment profit (loss) before the under noted items	**573**	-	-	**(451)**	**122**
Non-controlling interest	-	-	-	-	-
Equity loss (earnings)	-	-	-	11	11
Tax Expense	104	-	-	-	104
Segment profit (loss)	**469**	-	-	**(462)**	**7**
Capital asset additions	2,452	619	-	63	3,134
Total assets	64,591	15,525	9,522	70,529	160,167
Inter-company balances included in total assets	(304)	-	-	(62,892)	(63,196)
Total consolidated assets	64,287	15,525	9,522	7,637	96,971

Definitions:

BCO – Combined operations of Bwana and Comisa

KCP – Kansanshi Copper Project

CAR – Carlisa holds the interest in Mopani Copper Mines

CDA – Corporate Development and Administration which includes Connemara

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the three months ended March 31, 2003 and February 28, 2002

(unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

For the three months ended **February 28, 2002**, segmented information is presented as follows:

	BCO $	KCP $	CAR $	CDA $	Total $
External Revenues	6,142	-	20,467	-	26,609
Interest and other income	7	-	1,482	22	1,511
Inter-segment sales (cost of sales)	148	-	(148)	-	-
Total Revenues	**6,297**	-	**21,801**	**22**	**28,120**
Cost of sales	3,835	-	24,461	-	28,296
Segment gross profit	**2,462**	-	**(2,660)**	**22**	**(176)**
Other Expenses					
Depletion and amortization	979	-	693	2	1,674
Exploration	-	-	-	537	537
Foreign exchange loss (gain)	-	-	-	77	77
General and administrative	(42)	-	-	6	(36)
Interest and financing fees	250	-	723	136	1,109
Total Other Expenses	**1,187**	-	**1,416**	**758**	**3,361**
Segment profit (loss) before the under noted items	**1,275**	-	**(4,076)**	**(736)**	**(3,537)**
Non-controlling interest	-	-	(218)	-	(218)
Equity Loss (Earnings)	-	-	-	(7)	(7)
Tax Expense	1,164	-	-	-	1,164
Segment profit (loss)	**111**	-	**(3,858)**	**(729)**	**(4,476)**
Capital asset additions	3,015	760	1,350	1,168	6,293
Total assets	34,711	12,958	73,487	55,059	176,215
Inter-company balances included in total assets	(13)	(4)	(3,703)	(37,955)	(41,675)
Total consolidated assets	34,698	12,954	69,784	17,104	134,540

Definitions:

BCO – Combined operations of Bwana and Comisa

KCP – Kansanshi Copper Project

CAR – Carlisa holds the interest in Mopani Copper Mines

CDA – Corporate Development and Administration which includes Connemara

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

First Quarter ended March 31, 2003 compared to First Quarter ended February 28, 2002
(expressed in U.S. dollars)

Summary of Financial and Operational Results

The following discussion and analysis and financial review should be read in conjunction with management's discussion of critical accounting policies, risk factors and comments regarding forward looking statements contained in the 2002 Annual Report. The following discussion and analysis of the Company's results of operations should also be read in conjunction with the unaudited consolidated financial statements and related notes.

The comparison between the two quarters presented is complicated by the change in fiscal year end that occurred in 2002. The first quarter, 2003 is for the three months ended March 31, 2002 while the comparative quarter, 2002 is for the three months ended February 28, 2002. Both of these three month quarters fall within the wet season in Africa so the impact of seasonal factors should be minimal.

Comparison between the quarters is further complicated by the results of Carlisa being included in the first quarter 2002 as a result of previously proportionately consolidating the company's investment in Carlisa. To fully understand the impact of the Company diluting its interest in Carlisa and moving to the cost method of accounting for this investment, reference should be made to both the 2002 audited annual financial statements and the unaudited financials statements for the current period.

Consolidated Results

The net earnings for the first quarter ended March 31, 2003 were $7,459 (2002 – loss of $4.5 million) or $0.00 per share (2002 – loss of $0.10 per share). The cash outflow from operating activities was $0.4 million (2002: $3.4 million) or $0.01 per share (2002: $0.08 per share).

Operational Summary

Operational Summary		
Earnings and Cash Flow ($ millions)	1st Q 03	1st Q 02
Revenue	$ 10.3	$ 28.1
Gross Profit (Loss)	2.2	(0.2)
Net Earning (Loss)	0.0	(4.5)
Cash-Flow (Outflow) from Operations	(0.4)	(3.4)
Earnings (Loss) Per Share	$0.00	($0.10)
Balance Sheet ($ millions)	31/03/03	31/12/02
Cash	3.8	8.2
Working Capital	1.0	5.4
Total Assets	97.0	97.8
Long Term Debt (Net of Current)	17.7	20.1
Shareholder's Equity	53.8	53.5
FQM Owned Operations	1st Q 03	1st Q 02
Bwana Copper Production (tonnes)	4,359	2,080
Sulphuric Acid Production (tonnes)	34,385	35,289
Sulphuric Acid Sold (tonnes)	23,432	21,502

Combined Bwana Mkubwa SX/EW Facility ("Bwana") and Lonshi Copper Mine ("Lonshi")

Processing

During the first quarter, 2003 Bwana produced 4,359 tonnes of copper (2002: 2,080 tonnes) and 34,385 tonnes of sulphuric acid (2002: 35,289 tonnes), of which 23,432 tonnes of sulphuric acid (2002: 21,502 tonnes) was sold externally. The increase in copper production was the result of higher grade throughput of Lonshi ore in the newly commissioned SX/EW facility at Bwana. Bwana now utilizes Lonshi ore as the exclusive feedstock for operations and copper production is designed to triple from 10,000 tonnes to approximately 30,000 tonnes per year. Copper production doubled during the commissioning phase, though an above average rainfall during the period created handling problems which hindered further production gains.

Mining

During the first quarter 2003, there was no ore mined and approximately 230,000 tonnes of waste were mined from the Lonshi Mine, which was consistent with the 2003 mine plan to minimize mining activity during the wet season.

Kansanshi Copper Project ("Kansanshi")

In December 2002, the Company completed a Definitive Feasibility Study ("DFS") for Phase One development of Kansanshi. The study was carried out by GRD Minproc Limited of Perth, Western Australia. The following comments are based on the results contained in the DFS.

The Kansanshi project is planned to be developed in two phases of which only Phase One is considered in detail in the DFS. Phase One development (years 1-16) is forecast to focus on open pit mining and processing of shallow oxide and mixed ores, although significant quantities of primary sulphide ore will also be treated. Measured and indicated mineral resources at a 0.5% copper cut-off are 302 million tonnes at 1.17% copper and 0.17 grams per tonne gold, while Phase One proven and probable mining reserves are 142 million tonnes grading 1.43% copper and 0.22 grams per tonne gold.

DFS Highlights – Phase I	
Estimated Capital Costs	$163.4 million
Payback Period	4.2 years
Internal Rate of Return	32.6%
Copper Price	$0.72

For the first three years of forecasted operation, 4.0 million tonnes per year of oxide and mixed ore and 2.1 million tonnes per year of sulphide ore will be mined. Ore treatment is flexible to allow for variations in ore type, and includes conventional crushing, milling, flotation, acid leaching and SX-EW to produce approximately 60,000 tonnes of copper cathode and up to 75,000 tonnes of copper in concentrates per year. As part of the Phase One development, the comminution and flotation circuit will be expanded to handle an additional 3.9 million tonnes per year of sulphide ore in year three. As a consequence, concentrate production will increase, while cathode production is maintained at approximately 60,000 tonnes per year until year eleven, before declining as weathered ore types become depleted. Concentrates will be transported to a smelter for further treatment, while the copper cathode will be sold directly to metal dealers. By-product gold is recovered both from a gravity circuit and from copper concentrates.

In December 2002, pre-production capital costs have been estimated at $163.4 million, consisting of $122.5 million in process plant and infrastructure, $23.6 million in mining equipment, $6.5 million in mine services, $5.7 million in pre-production mining and $5.1 million in owner's costs

The Company has arranged with a banking syndicate, subject to due diligence, for a limited recourse Export and Commercial debt facility of a minimum of $120 million. The Company is also in final discussions with a number of development banks, national development banks, specialized equity funds and metal off-takers for the balance of project financing which is expected to close by June, 2003.

Financial Review

Revenues, Production and Prices

For the first quarter 2003, revenues were $10.3 million (2001: $28.1 million). The decrease principally reflects the non-consolidation on dilution of the Company's interest in Carlisa. Revenues from the combined Bwana and Comisa operation increased by 62% in the first quarter 2003 to $10.2 million (2002: $6.3 million) as a result of commissioning the Bwana plant expansion.

The average copper price after realization charges at Bwana in the first quarter 2003 was $0.70 per pound (2002: $0.65 per pound).

Copper production at Bwana was 4,359 tonnes (2002: 2,080 tonnes) while surplus acid production was 23,432 tonnes in 2003 (2002: 21,502 tonnes).

Operating Cost

Cost of sales for the first quarter 2003 were $8.1 million (2002: $28.3 million), the decrease is as a result of the change in ownership at Carlisa. Carlisa accounted for $24.5 million of the 2002 first quarter cost of sales.

At Bwana cost of sales for the first quarter 2003 were $8.0 million (2002: $3.8 million). Cash costs (C1) were $0.44 (2002: $0.11) and total costs (C3) were $0.69 (2002: $0.36) per pound of copper. The higher cash costs are mainly associated with mining, transporting and comminution of Lonshi ore. C1 costs are cash costs including mining, processing, site administration and refining, net of by product credits, and C3 costs are total costs being C1 costs plus depreciation and amortization charges, royalties, related head office, interest costs and financing charges.

Gross Profit

Gross profit from operations for the first quarter 2003 was $2.2 million (2002: loss of $0.2 million), which included a gross loss from Carlisa of $3.0 million. At Bwana and Comisa the combined gross profit for the first quarter 2003 was $2.2 million (2002: $2.5 million) reflecting increased start-up costs as the result of the commissioning of the expanded SX/EW facility during an abnormally wet rainy season.

Other Costs and Expenses

Other costs and expenses including depletion and amortization, corporate general and administrative, exploration and write-offs, foreign exchange gain, and interest and financing fees during the first quarter 2003 were $2.1 million (2002: $3.4 million). In 2002, Carlisa had accounted for $1.4 million of these costs.

Earnings (loss) Before Income Taxes, Non-Controlling Interests and Equity Earnings

Earnings before income taxes, non-controlling interest and equity earnings for the first quarter 2003 were $0.1 million (2002: loss of $3.5 million).

Net Earnings (loss)

Net earnings for the first quarter 2003 were $7,459 (2002: loss of $4.5 million).

Financial Position and Liquidity

Cash Flow from Operating Activities

Cash outflow from operating activities in the first quarter of 2003 was $0.4 million or $0.01 per share, compared to cash outflow in the first quarter of 2002 of $3.4 million or $0.08 per share. The 2003 cash outflow was principally caused by a decrease of $1.2 million in accounts payable and accruals.

Cash Flow from Financing Activities

Cash outflow from financing activities in the first quarter 2003 required $0.2 million (2002: $1.4 million) which included $9.9 million from proceeds of long term debt offset by $10.3 million that was repaid on long term debt.

Cash Flow from Investing Activities

Cash flow from investing activities required $3.8 million in the first quarter, 2003 compared to 2002 which generated $3.7 million. These investing activities were primarily for the costs of Bwana's capital expansion and the Company's continued investment in Kansanshi.

Cash Resources and Liquidity

At March 31, 2003 the Company had working capital of $1.0 million compared to $5.4 million at December 31, 2002. As at March 31, 2003, the Company had cash of $3.8 million (December 31, 2002: $8.2 million) and an undrawn credit facility of approximately $5.0 million.

Investments

Carlisa Investment Corp.

In 2002, the Company elected to dilute its interest in Carlisa, which owns 90% of Mopani. This interest had reduced from 49% to 18.8% reducing the Company's effective interest in Mopani to 16.9%. The Company is not required to make any further capital contributions to Carlisa.

Anvil Mining NL

First Quantum holds a 17.5% interest in Anvil Mining NL ("Anvil"), a public Company quoted on the Australian and Berlin Exchanges. The following information has been extracted from Anvil's June 2002 annual report and from the quarterly report ended March 31, 2003.

In 2002, Anvil commissioned the Dikulushi Mine in the Democratic Republic of Congo. Dikulushi hosts an independently audited resource (at a 2% Cu cut-off) of 1.94 million tonnes grading 8.58% copper and 266 grams per tonne silver, 85% of which is in the measured and indicated categories. The mining operation is by open pit, while heavy separation processing of the ore is scheduled to produce 40,000 tonnes per year of high grade concentrates which are expected to average 40% copper and 1,200 grams per tonne silver, or 14,000 tonnes of copper and 1.1 million ounces of silver production per year. The concentrates are delivered to the Ongopole Smelter in Namibia. For the quarter ended March 31, 2003 Dikulushi Mine produced 8,826 tonnes of concentrate grading 36.7% copper and 756 g/t silver.

Outlook

April's cathode copper production at Bwana was 2,008 tonnes. By June 2003 full operating capacity of 2,500 tonnes of cathode copper per month is expected at Bwana. The Company is projecting 28,700 tonnes of cathode copper production for 2003.

After the end of the quarter, BHP Billiton Ltd. ("BHP Billiton") exercised its right under the Mwinilunga Joint Venture Agreement to earn a direct 51% participating interest in up to three separate project areas, each up to a maximum of 500 square kilometres in extent and contained within the Mwinilunga and Luamata Prospecting Licenses (8,630 square kilometers). BHP Billiton may earn its interest by advancing a total of $2.4 million for exploration expenditures over a four year period. BHP Billiton can increase its interest to 70% by arranging financing (to be recovered from First Quantum's share of cash flow) of First Quantum's share of all additional expenditures necessary to bring any economic deposit found in the project areas to the commencement of commercial production.

Final arrangements are being made to complete a financing package for the Kansanshi Project by the end of the second quarter. The Company has received support from our lending syndicate (Standard Bank Group and WestLB AG) as well as the European Investment Bank, Banque Belgolaise SA and a number of other European banks. The Company recently announced a term sheet with the AIG African Infrastructure Fund LLC for a private placement of 4 million shares at C$5.60 per share and a further $10 million standby debt facility. Based on the positive results of the DFS, the Company has conditionally decided to proceed with the development of the Kansanshi Project, subject to reaching agreement with the Government of Zambia ("GRZ") on certain matters relating to the development framework of the Kansanshi Project, obtaining all necessary approvals from the GRZ, and completion of financing arrangements, all of which the Company expects to complete by the end of the second quarter 2003.

BC FORM 45-902F
(Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. **State the full name, address and telephone number of the issuer of the security distributed.**

   FIRST QUANTUM MINERALS LTD.
   Name of Issuer

   Suite 450 – 800 West Pender Street, Vancouver, BC V6C 2V6
   Address

   604-688-6577
   Telephone Number

2. **State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

   The Issuer is a reporting issuer. British Columbia, Alberta, Ontario and Quebec.

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

   The Toronto Stock Exchange, the Alternative Investment Market of the London Stock Exchange

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

   Pursuant to Section 139 (4) of the Securities Rules, the Issuer reports its annual filing with respect to the incentive stock options granted for the period commencing May 27, 2003 and ending May 27, 2008 as outlined in Schedule "A" attached hereto.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.**

Full Name of Purchaser and Municipality and Jurisdiction of Residence	Number of Securities Purchased	Date of Distribution	Price Per Security/Total Purchase Price (Canadian $)	Exemption Relied On	Length of any Restricted or Seasoning Period
Philip K.R. Pascall Perth, Australia	60,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Clive D. Newall, Horsham, UK	50,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Jaeger Investment Pty Inc. Perth, Australia	50,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Protec Development Inc. Surrey, BC, Canada	25,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Rupert Pennant-Rea London, UK	25,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
R. Stuart Angus, Vancouver, BC, Canada	25,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Robert A. Watts, Victoria, Canada	25,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Alan Stephens, Horsham, UK	20,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Geoff Chater, Maple Ridge, BC, Canada	15,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Damian Towns, North Vancouver, BC, Canada	12,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Bill Iversen, Vancouver, BC, Canada	5,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Morris Rowe Ndola, Zambia	9,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Peter St. George, Sydney, NSW, Australia	100,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Rob Stone, Ndola, Zambia	30,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Rudi Badenhorst, Ndola, Zambia	15,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Mark Chona, Ndola, Zambia	18,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Kwalela Lamaswala, Lusaka, Zambia	12,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
John Cruikshank, Ndola, Zambia	24,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Jaques Chartrand, Ndola, Zambia	30,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Bill Springer, Ndola, Zambia	30,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Fanie Fouch, Ndola, Zambia	24,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Anthony Mukutwa, Ndola, Zambia	21,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Michel Denis, Ndola, Zambia	18,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Paul Geldenhuys, Ndola, Zambia	15,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None

Full Name of Purchaser and Municipality and Jurisdiction of Residence	Number of Securities Purchased	Date of Distribution	Price Per Security/Total Purchase Price (Canadian $)	Exemption Relied On	Length of any Restricted or Seasoning Period
Philip Gray, Ndola, Zambia	18,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
Brian Robinson, Ndola, Zambia	10,000	May 27, 2003	$5.10/ N/A	74(2)(9) of the Act	None
TOTAL	**686,000**		$N/A		

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full Name and Residential Address of Purchaser	Telephone Number and E-mail Address of Purchaser	Type of Security and Number Purchased	Exemption Relied On
See Attached Schedule "A"			

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

   Not Applicable

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of Person Being Compensated	Compensation Paid (number and type of security and/or cash amount) (Canadian $)	Price per Share (Canadian $)
Not Applicable		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia this 5th day of June 2003.

First Quantum Minerals Ltd.
Name of issuer *(please print)*



Signature of authorized signatory

Michael D. Philpot, Corporate Secretary
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and Use of Personal Information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE

BC FORM 45-902F

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full Name and Residential Address of Purchaser	Telephone Number and E-mail Address of Purchaser	Type of Security and Number Purchased	Exemption Relied On
Philip K.R. Pascall 52 Irvine Street, Peppermint Grove, Western Australia 6011	011-61-8-9-384-1602 pkrp@fqm.com.au	Option to purchase 60,000 Common shares at $5.10	Section 74(2)(9) of the Act
Clive D. Newall 4 the Quarries, Mannings Heath, Horsham, West Sussex, UK RH13 6SW	011-44-140-325-4081 clive.newall@first-quantum.com	Option to purchase 50,000 Common shares at $5.10	Section 74(2)(9) of the Act
Jaeger Investments Pty Inc. 23 Strome Road, Applecross, Western, Australia 6153	011-61-8-9-316-2196 martin.rowley@fqm.com.au	Option to purchase 50,000 Common shares at $5.10	Section 74(2)(9) of the Act
Protec Development 13829 – 33rd Avenue, Surrey, BC, Canada, V4P 2B4	604-535-3237 mphilpot@first-quantum.com	Option to purchase 25,000 Common shares at $5.10	Section 74(2)(9) of the Act
Rupert Pennant-Rea 19 Chiddingstone Street, London, SW6 5DR, UK	011-44-20-07-731-8988 rpr@tso.co.uk	Option to purchase 25,000 Common shares at $5.10	Section 74(2)(9) of the Act
R. Stuart Angus 5903 Larch Street Vancouver, BC, V6M 4E5	604-263-1130 tangus@van.fasken.com	Option to purchase 25,000 Common shares at $5.10	Section 74(2)(9) of the Act
Robert A. Watts 2595 Queenswood Drive Victoria, BC V8N 1X6	250-472-2095 bwatts@firstpointminerals.com	Option to purchase 25,000 Common shares at $5.10	Section 74(2)(9) of the Act
Alan Stephens Malkinsons Farmhouse, Roundstreet Common, Wisborough Green, West Sussex, UK	011-44-140-375-1953 alan.stephens@first-quantum.com	Option to purchase 20,000 Common shares at $5.10	Section 74(2)(9) of the Act
Damian Towns 1216 Grand Blvd. North Vancouver BC V7L 3X4	604-984-3173 Damian.towns@first-quantum.com	Option to purchase 12,000 Common shares at $5.10	Section 74(2)(9) of the Act
Peter St. George 2d Tarrant Avenue Bellevue Hill Sydney NSW 2023	011-61-2-9363-4586 pstgeorg@bigpond.net.au	Option to purchase 100,000 Common shares at $5.10	Section 74(2)(9) of the Act
Rob Stone PO Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 30,000 Common shares at $5.10	Section 74(2)(9) of the Act
Mark Chona PO Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 18,000 Common shares at $5.10	Section 74(2)(9) of the Act

Full Name and Residential Address of Purchaser	Telephone Number and E-mail Address of Purchaser	Type of Security and Number Purchased	Exemption Relied On
John Cruikshank PO Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 24,000 Common shares at $5.10	Section 74(2)(9) of the Act
Jacques Chartrand P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 30,000 Common shares at $5.10	Section 74(2)(9) of the Act
Bill Springer P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 30,000 Common shares at $5.10	Section 74(2)(9) of the Act
Geoff Chater 20498 – 122B Avenue Maple Ridge, BC, V2X 1B6	604-460-9856 geoff@first-quantum.com	Option to purchase 15,000 Common shares at $5.10	Section 74(2)(9) of the Act
Bill Iversen 2585 West 14th Avenue Vancouver, BC V6K 2W6	604-682-4896 biversen@first-quantum.com	Option to purchase 5,000 Common shares at $5.10	Section 74(2)(9) of the Act
Fanie Fouch P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 24,000 Common shares at $5.10	Section 74(2)(9) of the Act
Rudi Badenhorst P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 15,000 Common shares at $5.10	Section 74(2)(9) of the Act
Morris Rowe P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 9,000 Common shares at $5.10	Section 74(2)(9) of the Act
Anthony Mukutwa P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 21,000 Common shares at $5.10	Section 74(2)(9) of the Act
Michel Denis P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 18,000 Common shares at $5.10	Section 74(2)(9) of the Act
Paul Geldenhuys P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 15,000 Common shares at $5.10	Section 74(2)(9) of the Act
Philip Gray P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 18,000 Common shares at $5.10	Section 74(2)(9) of the Act
Kwalela Lamaswala P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 12,000 Common shares at $5.10	Section 74(2)(9) of the Act
Brian Robinson P.O. Box 71785 Ndola, Zambia	011-260-2-655-050 bwana@zamnet.zm	Option to purchase 10,000 Common shares at $5.10	Section 74(2)(9) of the Act